UNI
SECURITIES AND
Washin

09059116

SEC Mail Processing Section
MAR 02 2009
Washington, DC
105

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ANNUAL AU[...]
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66679

ABK 3/10

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citigroup Derivatives Markets Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Wall Street
(No. and Street)

New York (City) N.Y. (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy 212-657-8435
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *If individual, state last, first, middle name*)

345 Park Ave (Address) New York (City) NY (State) (Zip Code)

CHECK ONE:

✓ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

February 27, 2009

State of New York)
) ss:
County of New York)

I do hereby affirm that to the best of my knowledge and belief, the attached financial statements as of December 31, 2008 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. I do hereby certify that the attached financial statements as of December 31, 2008 and supplementary schedules will promptly be made available to Citigroup Derivatives Markets Inc., members and allied members whose signatures do not appear below.

Cliff Verron
Chief Financial Officer

Subscribed and sworn to before me
this 27 day of February 2009.

TASHI SHARMA
Notary Public - State of New York
NO. 01SH6116536
Qualified in Queens County
My Commission Expires 10/4/2012

KPMG

CITIGROUP DERIVATIVES MARKETS INC.

(A wholly-owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

As of December 31, 2008

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Citigroup Derivatives Markets, Inc.:

We have audited the accompanying statement of financial condition of Citigroup Derivatives Markets Inc. (the "Company") (a wholly-owned subsidiary of Citigroup Financial Products Inc.) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Citigroup Derivatives Markets Inc. as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2009

CITIGROUP DERIVATIVES MARKETS INC.

(A wholly-owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2008

(Dollars in thousands, except share data)

Assets

Cash		$ 174
Financial instruments owned and contractual commitments, at fair value:		
Exchange-traded options	$ 2,029,550	
Equity securities	1,459,867	
		3,489,417
Receivables from brokers and dealers		1,172,354
Receivable from affiliates		7,398
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $26,388		7,514
Other assets		73,189
Total assets		$ 4,750,046

Liabilities and Stockholder's Equity

Liabilities:		
Short-term borrowings with affiliates		$ 531,272
Deposits received for securities loaned		23,642
Financial instruments sold, not yet purchased, and contractual commitments, at fair value:		
Exchange-traded options	$ 2,271,175	
Equity securities	1,345,094	
		3,616,269
Payables to affiliates		8,018
Payables and accrued liabilities		81,225
Subordinated indebtedness to CGMHI		50,000
Total liabilities		4,310,426
Stockholder's equity:		
Common stock ($.001 par value, 1,000 shares authorized, 100 shares issued and outstanding)		-
Additional paid-in capital		123,599
Retained earnings		316,021
Total stockholder's equity		439,620
Total liabilities and stockholder's equity		$ 4,750,046

See accompanying notes to statement of financial condition.

1. Summary of Significant Accounting Policies

Basis of presentation

Citigroup Derivatives Markets Inc. (the "Company"), a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a direct wholly-owned subsidiary of Citigroup Financial Products Inc. ("CFPI") and is an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc. ("CGMHI"), which is a wholly-owned subsidiary of Citigroup Inc. ("Citigroup").

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of management's best judgement and estimates. Estimates, including the fair value of financial instruments, and matters that affect the reported amounts and disclosures of contingencies in the financial statements, may vary from actual results. Current market conditions increase the risk and complexity of judgment in these estimates.

The Company is a member firm of and also functions as a specialist and/or market maker on the Chicago Board Options Exchange, Chicago Board of Trade, Chicago Mercantile Exchange, International Securities Exchange, New York Mercantile Exchange, Pacific Exchange, Philadelphia Stock Exchange and the Boston Options Exchange. The Company clears all of its securities transactions through one clearing broker.

Financial instruments and contractual commitments

The Company adopted SFAS No. 157, "Fair Value Measurements" (SFAS 157), as of January 1, 2007. SFAS 157 defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1 Quoted prices for *identical* instruments in active markets.
- Level 2 Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Financial instruments and contractual commitments, which primarily consist of listed options contracts, equities and futures contracts, are carried at fair value and are recorded on a trade date basis. Fair value is estimated using market quotations available from major securities exchanges and dealers.

Receivables/payables from/to brokers and dealers

The Company conducts business with one clearing broker for its trading activities. This broker performs the clearing and depository operations of the Company's trading activities. Receivables and payables from and to brokers and dealers primarily reflect amounts due from and to this broker.

(Dollars in thousands)

Deposits received for securities loaned

Deposits received for securities loaned are recorded at the amount of cash received and are collateralized principally by equity securities. The Company monitors the market value of securities loaned daily, and additional collateral is obtained as necessary.

Property, equipment and leasehold improvements

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded substantially on a straight-line basis over the lesser of the estimated useful lives of the related assets or noncancelable lease terms, as appropriate. Certain internal use software costs are capitalized and amortized on a straight-line basis over the lesser of the estimated useful lives of the related assets or four years.

Intangible assets

The Company has no goodwill or indefinite-lived intangible assets. For other intangible assets subject to amortization, impairment is recognized if the carrying amount is not recoverable and exceeds the fair value of the intangible asset. The intangible asset was written off in the current year.

Exchange memberships and other exchange interests

The Company holds ownership interests in various domestic exchanges, which include membership seats, trading rights and shares held to meet certain minimum exchange requirements. These interests owned by the Company are carried at cost and are included in "Other assets" in the statement of financial condition. Assessments of the potential impairment of carrying value, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", are made annually. No charges for impairment were recorded in the current year. Ownership interests in exchanges held in excess of minimum exchange requirements are recorded at fair value.

Income taxes

Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Under the tax sharing agreement with CGMHI, the Company settles its current and deferred tax provisions with CGMHI throughout the year.

2. Lease Commitments

The Company has a noncancelable lease covering office space expiring on June 30, 2016. At December 31, 2008, minimum future rentals on the noncancelable operating lease are as follows: 2009 - $92; 2010 - $92; 2011- $92; 2012 - $92; 2013 - $92; and $270 for the years thereafter.

(Dollars in thousands)

3. Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1). Under the alternative method permitted by this rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items. At December 31, 2008, net capital of $337,694 exceeded the minimum requirement by $337,444. As a listed options specialist and market maker, the company qualifies for the exemption under SEC Rule 15c3-1(a)(6)(ii) and therefore its clearing brokers assume certain of its net capital requirements.

4. Income Taxes

Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Pursuant to an agreement with CGMHI, all temporary differences are treated as current tax items and the tax effect on such differences are included in the payable to CGMHI. In the absence of such an agreement, the Company would have reported at December 31, 2008 a net deferred tax asset of $ 25,337, comprised of the following:

Deferred tax assets:	
Employee benefits	$ 37,154
Other deferred assets	775
Total deferred tax assets	$ 37,929
Deferred tax liabilities:	
Depreciation/amortization	$ (142)
Investment position activity	(2,616)
Intangible assets	(7,139)
Lease obligations and fixed assets	(2,695)
Total deferred tax liabilities	$(12,592)
Net deferred tax asset	$ 25,337

During the year, the Company paid $187,740 in income taxes to CGMHI under the tax sharing agreement.

Citigroup Inc. and its subsidiaries, including Citigroup Derivatives Markets, Inc., adopted FIN48, "Accounting for Uncertainty in Income Taxes" as of January 1, 2007. The adoption had no effect on the Company's equity. Citigroup Derivatives Markets, Inc., has no uncertain tax positions, and accordingly maintains no tax reserves.

5. Financial Instruments and Contractual Commitments and Related Risks

The Company enters into financial instruments and contractual commitments, which primarily consist of listed options contracts, equities and futures contracts as part of its options market-making and trading business and its overall risk management process. Option contracts are contractual agreements that give the purchaser the right, but not the obligation, to purchase or sell a financial instrument at a predetermined price. In return for

(Dollars in thousands)

this right, the purchaser pays a premium to the seller (or writer) of the option. Option contracts also exist for various indices and are similar to options on a security or other instruments except that, rather than settling by physical delivery of the underlying instrument, they are settled in cash. Options on futures contracts give the purchaser the right, in return for the premium paid, to assume a position in a futures contract. The Company is obligated to post margin for options on futures. The seller (or writer) of the option is subject to the risk of an unfavorable change in the underlying financial instrument. The purchaser is subject to market risk to the extent of the premium paid and credit risk. Exchange-traded options issued by certain regulated intermediaries, such as the Options Clearing Corporation, are the obligations of the issuing intermediary.

Written puts are derivative instruments that include guarantees. At December 31, 2008, prior to netting per FIN 39 "Offsetting of Amounts Related to Certain Contracts", the carrying amount of the liabilities related to these derivatives was $6,015,847. The maximum potential loss represents the amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses. At December 31, 2008, the maximum potential loss at notional value related to derivative guarantees amounted to $87,110,348.

Securities sold, not yet purchased represent obligations to purchase such securities (or underlying securities) at a future date (short sales). Options and short sales may expose the Company to both market risk and credit risk in excess of the amount recorded on the statement of financial condition. If the market value of an instrument sold short increases, the Company's obligation, reflected as a liability, would increase.

As discussed in Note 1 to the financial statements, the Company records all financial instruments at market value.

As a market maker of listed options contracts, the majority of the Company's securities transactions are conducted as principal with broker-dealer and institutional counterparties primarily located in the United States. The Company clears all of its securities transactions through one clearing broker. Accordingly, a substantial portion of the Company's credit exposures is concentrated with its clearing broker. At December 31, 2008, a credit concentration with the clearing broker consisted of approximately $1,016,051. The clearing broker can rehypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for all losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has the ability to pursue collection from or performance with regard to this right. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

6. Fair Value Information

At December 31, 2008, substantially all of the Company's assets and liabilities were carried at fair value or at amounts which approximate fair value. Assets and liabilities recorded at fair value include cash, financial instruments owned, and financial instruments sold, not yet purchased. The Company uses quoted market prices to determine the fair value of all of its financial instruments owned, and classifies such items in Level 1. Assets and liabilities recorded at contractual amounts that approximate fair value include deposits received for securities loaned, short-term borrowings with affiliates and subordinated debt. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

(Dollars in thousands)

7. Related Party Transactions

The Company has entered into various related party transactions with certain affiliates. These related party transactions are generally conducted at prices equivalent to prices for transactions conducted at arm's length with unrelated third parties.

Cash

Cash at December 31, 2008 is held by Citibank, N.A., an affiliated company.

Receivable from affiliates

Receivable from affiliates represents amounts due from Citigroup Global Markets Inc. ("CGMI"), relating to collateralized financing transactions and from CFPI for income taxes.

Short-term borrowings

At December 31, 2008, short-term borrowings of $531,272 consist of borrowings of funds from CFPI. Payable to affiliates at December 31, 2008 include $1,010, which represents interest payable to CFPI for the short-term borrowings.

Deposits received for securities loaned

Deposits received for securities loaned represent collateralized financing transactions with CGMI.

Payables to affiliates

Payables to affiliates include amounts due to CGMI, relating to bills paid on the Company's behalf.

Subordinated indebtedness

At December 31, 2008, subordinated indebtedness of $50,000 consists of borrowings outstanding pursuant to a term subordinated agreement with CGMHI. This agreement currently bears interest at a rate of 7.135% which is payable and resets quarterly and matures on December 31, 2010. Payable to affiliates at December 31, 2008 include $620, which represents interest payable to CGMHI for the subordinated indebtedness. Subordinated indebtedness qualifies for inclusion in net capital at December 31, 2008. In accordance with Rule 15c3-1, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital requirements are not met.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Board of Directors
Citigroup Derivatives Markets Inc.:

In planning and performing our audit of the financial statements of Citigroup Derivatives Markets Inc., (the "Company") (a wholly-owned subsidiary of Citigroup Financial Products Inc.), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control)as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Chicago Board Options Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2009